# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Brera Holdings PLC, CIK 0001939965
CUSIP: G13311108
Title of class of securities: Class B Ordinary Shares, $0.005 nominal value per share
Address of issuer's principal executive offices: Connaught House, 5th Floor, One Burlington Road, Dublin, Ireland (L2), D04 C5Y6
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001693745

## Reporting persons
- Anatole Investment Management Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 11,111,110; sole dispositive power 0; shared dispositive power 11,111,110; aggregate amount beneficially owned 11,111,110 (17.56% of the class)
  Comment: (1) Reflects 5,555,555 class B ordinary shares, $0.05 nominal value per share ("Class B Ordinary Shares"), of Brera Holdings PLC, an Irish public limited company (the "Issuer"), and common warrants to purchase 5,555,555 Class B Ordinary Shares, at a price of $6.75 per Class B Ordinary Share (the "Common Warrants"), which are immediately exercisable, in each case beneficially owned by Anatole Investment Management Limited.
  
  (2) The denominator of the fraction upon which this percentage is calculated is based on 1,780,908 Class B Ordinary Shares outstanding as reported on the Issuer's Form 6-K filed on June 24, 2025, which is adjusted to include (i) the issuance of 61,505,516 Class B ordinary shares as of September 23, 2025 as reported on the Issuer's Form 6-K filed on September 26, 2025, and (ii) the 5,555,555 Class B Ordinary Shares issuable upon exercise of the Common Warrants beneficially owned by Anatole Investment Management Limited.
- Anatole Holding Company: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 11,111,110; sole dispositive power 0; shared dispositive power 11,111,110; aggregate amount beneficially owned 11,111,110 (17.56% of the class)
  Comment: (1) Anatole Holding Company is the sole shareholder of Anatole Investment Management Limited. See Note 1 to the Cover Page for Anatole Investment Management Limited.
  
  (2) See Note 2 to the Cover Page for Anatole Investment Management Limited.
- Xiaofan Yang: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 11,111,110; sole dispositive power 0; shared dispositive power 11,111,110; aggregate amount beneficially owned 11,111,110 (17.56% of the class)
  Comment: (1) Through his direct and indirect ownership and/or investment control in Anatole Holding Company, Xiaofan Yang may be deemed to be the beneficial owner of the reported shares. See Note 1 to the Cover Page for Anatole Investment Management Limited.
  
  (2) See Note 2 to the Cover Page for Anatole Investment Management Limited.

## Item 1. Issuer
Name of issuer: Brera Holdings PLC
Address of issuer's principal executive offices: Connaught House, 5th Floor, One Burlington Road, Dublin, Ireland, D04 C5Y6

## Item 2. Person Filing
Name of person filing: (i) Anatole Investment Management Limited; (ii) Anatole Holding Company; (iii) Xiaofan Yang
Address of principal business office or, if none, residence:
17/F Southland Building
48 Connaught Road
Central, Hong Kong
Citizenship: (i)Anatole Investment Management Limited: Hong Kong; (ii) Anatole Holding Company: Cayman Islands; (iii) Xiaofan Yang: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI), parent holding company or control person (HC)
Type of institution (non-U.S. institution) or other detail: Anatole Investment Management Limited is an investment manager licensed by the Securities and Futures Commission of Hong Kong to conduct Type 9 (Asset Management) regulated activities in Hong Kong.

## Item 4. Ownership
Amount beneficially owned: (i) Anatole Investment Management Limited: 11,111,110; (ii) Anatole Holding Company: 11,111,110; (iii) Xiaofan Yang: 11,111,110
Percent of class: (i) Anatole Investment Management Limited: 17.56%; (ii) Anatole Holding Company: 17.56%; (iii) Xiaofan Yang: 17.56%
Sole power to vote or to direct the vote: (i) Anatole Investment Management Limited: 0; (ii) Anatole Holding Company: 0; (iii) Xiaofan Yang: 0
Shared power to vote or to direct the vote: (i) Anatole Investment Management Limited: 11,111,110; (ii) Anatole Holding Company: 11,111,110; (iii) Xiaofan Yang: 11,111,110
Sole power to dispose or to direct the disposition: (i) Anatole Investment Management Limited: 0; (ii) Anatole Holding Company: 0; (iii) Xiaofan Yang: 0
Shared power to dispose or to direct the disposition: (i) Anatole Investment Management Limited: 11,111,110; (ii) Anatole Holding Company: 11,111,110; (iii) Xiaofan Yang: 11,111,110

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities beneficially owned by the Reporting Persons are directly held by (i) Anatole Partners Master Fund, L.P. and (ii) Anatole Partners Enhanced Master Fund, L.P., for which Anatole Investment Management Limited serves as the investment manager.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Anatole Investment Management Limited is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Anatole Investment Management Ltd: /s/ Gary Lee, Director (11/13/2025)
- Anatole Holding Company: /s/ Gary Lee, Director (11/13/2025)
- Xiaofan Yang: /s/ Xiaofan Yang, Xiaofan Yang (11/13/2025)